UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                   ECTEL LTD.
                                (Name of Issuer)

                       ORDINARY SHARES, PAR VALUE NIS 0.04
                         (Title of Class of Securities)

                                    M29925100
                                 (CUSIP Number)

                      DISCOUNT INVESTMENT CORPORATION LTD.
                        THE TRIANGULAR TOWER, 44TH FLOOR
                                3 AZRIELI CENTER
                             TEL AVIV 67023, ISRAEL
                             ATTN: KURT KEREN, ADV.
                          TELEPHONE #: +972-3-607-5888
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  JULY 11, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: [_]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 30 pages

                                  SCHEDULE 13D

CUSIP NO. M29925100

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Clal Electronics Industries Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     OO
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)       [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            1,443,245
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON WITH        -------------------------------------------------------------
                   10)  SHARED DISPOSITIVE POWER
                        1,443,245
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,443,245
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.9%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------


                               Page 2 of 30 pages

                                  SCHEDULE 13D

CUSIP NO. M29925100

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Clal Industries and Investments Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)       [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            1,443,245
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON WITH        -------------------------------------------------------------
                   10)  SHARED DISPOSITIVE POWER
                        1,443,245
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,443,245
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.9%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------


                               Page 3 of 30 pages

                                  SCHEDULE 13D

CUSIP NO. M29925100

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     PEC Israel Economic Corporation
     I.R.S No. 13-1143258
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     OO
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)       [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            0
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON WITH        -------------------------------------------------------------
                   10)  SHARED DISPOSITIVE POWER
                        0
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------


                               Page 4 of 30 pages

                                  SCHEDULE 13D

CUSIP NO. M29925100

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Discount Investment Corporation Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)       [X]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            3,498,837 *
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON WITH        -------------------------------------------------------------
                   10)  SHARED DISPOSITIVE POWER
                        3,498,837 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,498,837 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     19.2%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

* Relates to 3,498,837 Ordinary Shares beneficially owned by Koor Industries Ltd. ("Koor"), an affiliate of Discount Investment (the "Koor Shares"). Koor is reporting beneficial ownership by filing a separate Schedule 13D. See Item 5.


                               Page 5 of 30 pages

                                  SCHEDULE 13D

CUSIP NO. M29925100

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     IDB Development Corporation Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     OO
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)       [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            4,955,556 *
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON WITH        -------------------------------------------------------------
                   10)  SHARED DISPOSITIVE POWER
                        4,955,556 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,955,556 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]**
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     27.2%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

* Includes (i) the Koor Shares and (ii) 3,991 Ordinary Shares held by two subsidiaries of Clal Insurance Enterprises Holdings Ltd. ("CIEH"), a subsidiary of IDB Development, for their own account. Does not include 57,369 Ordinary Shares held for members of the public through mutual funds and insurance policies which are managed by companies controlled by CIEH (the "CIEH Shares"). See also Item 5.

** Excludes the CIEH Shares.


                               Page 6 of 30 pages

                                  SCHEDULE 13D

CUSIP NO. M29925100

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Badal Securities Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     OO
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)       [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            9,483
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON WITH        -------------------------------------------------------------
                   10)  SHARED DISPOSITIVE POWER
                        9,483
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,483
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.1%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------


                               Page 7 of 30 pages

                                  SCHEDULE 13D

CUSIP NO. M29925100

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     IDB Holding Corporation Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)       [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            4,965,039 *
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON WITH        -------------------------------------------------------------
                   10)  SHARED DISPOSITIVE POWER
                        4,965,039 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,965,039 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X] **
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     27.3%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

* Includes (i) the Koor Shares and (ii) 3,991 Ordinary Shares held by two subsidiaries of CIEH for their own account. Does not include the CIEH Shares. See also Item 5.

** Excludes the CIEH Shares.


                               Page 8 of 30 pages

                                  SCHEDULE 13D

CUSIP NO. M29925100

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Nochi Dankner
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)       [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            4,965,039 *
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON WITH        -------------------------------------------------------------
                   10)  SHARED DISPOSITIVE POWER
                        4,965,039 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,965,039 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X] **
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     27.3%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

* Includes (i) the Koor Shares and (ii) 3,991 Ordinary Shares held by two subsidiaries of CIEH for their own account. Does not include the CIEH Shares. See also Item 5.

** Excludes the CIEH Shares.


                               Page 9 of 30 pages

                                  SCHEDULE 13D

CUSIP NO. M29925100

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Shelly Bergman
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)       [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            4,965,039 *
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON WITH        -------------------------------------------------------------
                   10)  SHARED DISPOSITIVE POWER
                        4,965,039 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,965,039 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X] **
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     27.3%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

* Includes (i) the Koor Shares and (ii) 3,991 Ordinary Shares held by two subsidiaries of CIEH for their own account. Does not include the CIEH Shares. See also Item 5.

** Excludes the CIEH Shares.


                              Page 10 of 30 pages

                                  SCHEDULE 13D

CUSIP NO. M29925100

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Ruth Manor
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)       [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            4,965,039 *
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON WITH        -------------------------------------------------------------
                   10)  SHARED DISPOSITIVE POWER
                        4,965,039 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,965,039 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X] **
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     27.3%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

* Includes (i) the Koor Shares and (ii) 3,991 Ordinary Shares held by two subsidiaries of CIEH for their own account. Does not include the CIEH Shares. See also Item 5.

** Excludes the CIEH Shares.


                              Page 11 of 30 pages

                                  SCHEDULE 13D

CUSIP NO. M29925100

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Avraham Livnat
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)       [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            4,965,039 *
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON WITH        -------------------------------------------------------------
                   10)  SHARED DISPOSITIVE POWER
                        4,965,039 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,965,039 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X] **
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     27.3%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

* Includes (i) the Koor Shares and (ii) 3,991 Ordinary Shares held by two subsidiaries of CIEH for their own account. Does not include the CIEH Shares. See also Item 5.

** Excludes the CIEH Shares.


                              Page 12 of 30 pages

     This Amendment No. 1 amends and supplements the Statement on Schedule 13D in respect of the Ordinary Shares, par value NIS 0.04 each ("Ordinary Shares"), of ECtel Ltd. (the "Issuer"), filed by Clal Electronics Industries Ltd., Clal Industries and Investments Ltd., PEC Israel Economic Corporation, Discount Investment Corporation Ltd., IDB Development Corporation Ltd., Badal Securities Ltd., IDB Holding Corporation Ltd., Mr. Nochi Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat (collectively, the "Reporting Persons"), with the Securities and Exchange Commission on June 28, 2004 (the "Statement").

     Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to such terms in the Statement.

     The following amends and supplements Items 2, 3, 4, 5 and 7 of the Statement.

ITEM 2. IDENTITY AND BACKGROUND

(a), (b) and (c):

(1) Clal Electronics Industries Ltd. ("Clal Electronics"), an Israeli private corporation, with its principal office at the Triangular Tower, 45th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. Clal Electronics is a holding company, the activities of which consist of establishment, acquisition and development of companies in the high technology industry, particularly in the electronics area. Clal Electronics owns directly Ordinary Shares.

(2) Clal Industries and Investments Ltd. ("Clal Industries"), an Israeli public corporation, with its principal office at the Triangular Tower, 45th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. Clal Industries is a holding company whose principal holdings are in the industrial and technology sectors. The outstanding shares of Clal Industries are listed for trading on the Tel Aviv Stock Exchange. As of July 11, 2006, Clal Industries owned all the outstanding shares of Clal Electronics. By reason of Clal Industries' control of Clal Electronics, Clal Industries may be deemed to be beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned directly by Clal Electronics.

(3) PEC Israel Economic Corporation ("PEC") sold in September 2004 all the Ordinary Shares then owned by it (a total of 1,167 Ordinary Shares), and has not owned any Ordinary Shares since that time. Consequently, PEC ceased to be a Reporting Person.

(4) Discount Investment Corporation Ltd. ("DIC"), an Israeli public corporation, with its principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. DIC organizes, acquires interests in, finances and participates in the management of companies. The outstanding shares of DIC are listed for trading on the Tel Aviv Stock Exchange. As of July 11, 2006, DIC owned directly approximately 31% of the outstanding ordinary shares of Koor Industries Ltd. ("Koor"), which in turn beneficially owns Ordinary Shares. By reason of DIC's interest in Koor, DIC may be deemed to be beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares beneficially owned by Koor. See Item 5.

(5) IDB Development Corporation Ltd. ("IDB Development"), an Israeli public corporation, with its principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDB Development, through its subsidiaries, organizes, acquires interests in, finances and participates in the management of companies. The outstanding shares of IDB Development are listed for trading on the Tel Aviv Stock Exchange. IDB Development owns directly Ordinary Shares. As of July 11, 2006, IDB Development owned the majority of the outstanding shares of, and controls, Clal Industries and DIC. In addition, as of July 11, 2006, IDB Development owned directly approximately 10% of the outstanding ordinary shares of Koor. By reason of IDB Development's control of Clal Industries and DIC, IDB Development may be deemed to be beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares beneficially owned by Clal Electronics and Koor. See Item 5.

(6) Badal Securities Ltd. ("Badal"), an Israeli private corporation, with its principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. Badal engages in financing and securities transactions. Badal owns directly Ordinary Shares.

(7) IDB Holding Corporation Ltd. ("IDB Holding"), an Israeli public corporation, with its principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDB Holding is a holding company that, through IDB Development, organizes, acquires interests in, finances and participates in the management of companies. The outstanding shares of IDB Holding are listed for trading on the Tel Aviv Stock Exchange. As of July 11, 2006, IDB Holding owned the majority of the outstanding shares of, and controls, IDB Development. In addition, as of July 11, 2006, IDB Holding owned all the outstanding shares of Badal. By reason of IDB Holding's control of Badal and IDB Development and (through IDB Development) of Clal Industries and DIC, IDB Holding may be deemed to be beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares beneficially owned by Clal Electronics, IDB Development, Badal and Koor. See Item 5.


                              Page 13 of 30 pages

The following persons, by reason of their interests in and relationships among them with respect to IDB Holding, control the Reporting Persons referred to in paragraphs (1) - (7) above:

(8) Mr. Nochi Dankner, whose address is the Triangular Tower, 44th floor, 3 Azrieli Center, Tel-Aviv 67023, Israel. His present principal occupation is businessman and director of companies.

(9) Mrs. Shelly Bergman, whose address is 9 Hamishmar Ha'Ezrachi Street, Afeka, Tel Aviv 69697, Israel. Her present principal occupation is director of companies.

(10) Mrs. Ruth Manor, whose address is 26 Hagderot Street, Savyon 56526, Israel. His present principal occupation is director of companies.

(11) Mr. Avraham Livnat, whose address is Taavura Junction, Ramle 72102, Israel. His present principal occupation is Managing Director of Taavura Holdings Ltd., an Israeli private company.

As of July 11, 2006:

     Nochi Dankner (together with a private company controlled by him) and Shelly Bergman owned approximately 56.7% and 12.8% respectively of the outstanding shares of, and control, Ganden Holdings. Other than Shelly Bergman, only one of Ganden Holdings' other shareholders, owning approximately 1.7% of Ganden Holdings' outstanding shares, had a tag along right granted to it by Nochi Dankner to participate in certain sales of Ganden Holdings' shares by Nochi Dankner, and such shareholder agreed to vote all its shares of Ganden Holdings in accordance with Nochi Dankner's instructions.

     In addition to approximately 31.02% of the outstanding shares of IDB Holding owned by Ganden, which is controlled by Nochi Dankner and Shelly Bergman through Ganden Holdings, Ganden owned directly approximately 6.7% of the outstanding shares of IDB Holding, Ganden Holdings itself owned directly approximately 11.4% of the outstanding shares of IDB Holding, and a private Israeli corporation which is wholly owned by Shelly Bergman owned approximately 7.2% of the outstanding shares of IDB Holding. These additional shares of IDB Holding are not subject to the IDB Shareholders Agreement. Substantially all of these additional shares of IDB Holding owned by Ganden, Ganden Holdings and Shelly Bergman's wholly owned corporation as set forth above were acquired with borrowed funds and are subject to the rights of each respective shareholder's lending institution in the event of default.

     In addition to approximately 10.34% of the outstanding shares of IDB Holding owned by Manor, which is controlled by Ruth Manor, another private Israeli corporation which is controlled by her owned directly approximately 0.03% of the outstanding shares of IDB Holding. These additional shares of IDB Holding are not subject to the IDB Shareholders Agreement.

     In addition to approximately 10.34% of the outstanding shares of IDB Holding owned by Livnat, which is controlled by Avraham Livnat, another private Israeli corporation which is controlled by him owned directly approximately 0.04% of the outstanding shares of IDB Holding. These additional shares of IDB Holding are not subject to the IDB Shareholders Agreement.

By reason of the control of the Reporting Persons referred to in paragraphs (1)
- (7) above by Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, each of Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat may be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares beneficially owned by Clal Electronics, IDB Development, Badal and Koor.

The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) Clal Electronics, (ii) Clal Industries, (iii) PEC, (iv) DIC, (v) IDB Development, (vi) Badal and (vii) IDB Holding are set forth in Schedules A, B, C, D, E, F and G, respectively, attached hereto and incorporated herein by reference.

(d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D, E, F and G to this Amendment, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors, except as provided below.


                              Page 14 of 30 pages

In November 2004, the Tel Aviv District Court acquitted DIC, several past executive officers of DIC and one of its other officers, and accepted their appeal filed in such Court against a judgment of the Tel Aviv Magistrate's Court convicting them in February 2002 of criminal offenses under the Israeli Securities Act, 1968, regarding the inclusion of a misleading detail in DIC's annual and quarterly financial statements in order to mislead a reasonable investor by not attaching the financial statements of certain companies to DIC's financial statements in respect of the financial reporting periods from 1990 through the first quarter of 1995 filed with the Tel Aviv Stock Exchange and the Israeli Registrar of Companies. In December 2004, the prosecution filed in the Supreme Court of Israel a request for leave to appeal against the aforesaid decision of the Tel Aviv District Court. This request of the prosecution has not yet been heard by the Supreme Court. None of the activities underlying the legal proceedings described above, which activities ended in May 1995, relate to or involve the Issuer or its business in any way.

(e) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C,D, E, F and G to this Amendment, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Persons referred to in paragraphs (8), (9), (10) and (11) above are citizens of Israel.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On July 11, 2006, Clal Electronics received 375,693 Ordinary Shares, IDB Development received 2,468 Ordinary Shares, Badal received 2,468 Ordinary Shares and Koor received 815,925 Ordinary Shares, as part of distribution by ECI Telecom Ltd. ("ECI") to ECI's shareholders of a dividend in kind of 2,890,325 Ordinary Shares held by ECI.

ITEM 4. PURPOSE OF TRANSACTION.

     The Ordinary Shares referred to in Item 3 of this Amendment were received by Clal Electronics, IDB Development, Badal and Koor in a distribution of a dividend in kind by ECI as described in Item 3 above. The Reporting Persons intend to review on a continuing basis their investment in the Ordinary Shares and take such actions with respect to such investment as they deem appropriate in light of the circumstances existing from time to time. Such actions could include, among other things, purchasing additional Ordinary Shares subject to applicable laws. The Reporting Persons could also determine to dispose of the Ordinary Shares, in whole or in part, at any time, subject to applicable laws. Any such decision would be based on an assessment by the Reporting Persons of a number of different factors, including, without limitation, the business, prospects and affairs of the Issuer, the market for the Ordinary Shares, the condition of the securities markets, general economic and industry conditions and other opportunities available to the Reporting Persons. To the best knowledge of the Reporting Persons, the directors and executive officers of Clal Electronics, Clal Industries, DIC, IDB Development, Badal and IDB Holding may purchase or dispose of Ordinary Shares on their own account from time to time, subject to applicable laws.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a), (b) Percentages are based on 18,215,164 Ordinary Shares outstanding as of May 31, 2006, as reported in the Issuer's Annual Report on Form 20-F filed with the SEC on June 15, 2006. As of July 11, 2006:

     Clal Electronics and Clal Industries beneficially own, and may be deemed to share the power to vote and dispose of, 1,443,245 Ordinary Shares held by Clal Electronics, constituting approximately 7.9% of the Ordinary Shares outstanding.

     DIC may be deemed to beneficially own, and to share the power to vote and dispose of, 3,498,837 Ordinary Shares beneficially owned by Koor*, constituting approximately 19.2% of the Ordinary Shares outstanding.

     IDB Development beneficially owns 9,483 Ordinary Shares, and may be deemed to beneficially own additional 4,946,073 Ordinary Shares consisting of (i) 1,443,235 Ordinary Shares held by Clal Electronics, (ii) 3,991 Ordinary Shares held by two subsidiaries of CIEH for their own account, and (iii) 3,498,837 Ordinary Shares beneficially owned by Koor*. IDB Development may be deemed to share the power to vote and dispose of all these Ordinary Shares, constituting, in the aggregate, 4,955,556 Ordinary Shares or approximately 27.2% of the Ordinary Shares outstanding.


                              Page 15 of 30 pages

     Badal beneficially owns, and may be deemed to share the power to vote and dispose of, 9,483 Ordinary Shares held by it, constituting approximately 0.1% of the Ordinary Shares outstanding.

     IDB Holding and the Reporting Persons who are natural persons may be deemed to be beneficial owners of, and to share the power to vote and dispose of, 4,965,039 Ordinary Shares consisting of (i) the 4,955,556 Ordinary Shares which are and may be deemed to be beneficially owned by IDB Development as set forth above and (ii) 9,483 Ordinary Shares held by Badal, constituting in the aggregate approximately 27.3% of the Ordinary Shares outstanding.

     Information provided to the Reporting Persons indicates that the executive officers and directors of Clal Electronics, Clal Industries, PEC, DIC, IDB Development, Badal and IDB Holding did not beneficially own as of July 11, 2006 any Ordinary Shares, except for 72 Ordinary Shares owned by Gonen Bieber, an executive officer of Clal Electronics and Clal Industries.

* DIC and IDB Development beneficially own approximately 31% and 10%, respectively, or approximately 41% in the aggregate, of Koor's outstanding ordinary shares (see the Schedule 13D filed by them and other reporting persons with the SEC on July 10, 2006). As Koor reported to the Reporting Persons, Koor beneficially owns 3,498,837 Ordinary Shares. By reason of their interest in Koor, DIC and IDB Development may be deemed to be beneficial owners of, and to share the power to vote and dispose of, the Ordinary Shares beneficially owned by Koor. Koor is not a Reporting Person in this Statement and is filing a separate Schedule 13D to report its beneficial ownership of the Ordinary Shares.

(c) Except for the distribution of Ordinary Shares by ECI (see Item 3 above), the Reporting Persons have not effected any transactions in the Ordinary Shares in the past 60 days ending on July 11, 2006. Information provided to the Reporting Persons indicates that none of the executive officers and directors of Clal Electronics, Clal Industries, PEC, DIC, IDB Development, Badal and IDB Holding, purchased or sold during the last 60 days ending on July 11, 2006, any Ordinary Shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Schedules A, B,     Name, citizenship, residence or business address and present
C, D, E, F and      principal occupation of the directors and executive officers
G                   of (i) Clal Electronics, (ii) Clal Industries, (iii) PEC,
                    (iv) DIC, (v) IDB Development, (vi) Badal and (vii) IDB
                    Holding.

Exhibit 1 Letter Agreement dated July 19, 2006 between Clal Electronics and DIC authorizing DIC to file this Amendment and any amendments hereto on behalf of Clal Electronics.

Exhibit 2 Letter Agreement dated July 19, 2006 between Clal Industries and DIC authorizing DIC to file this Amendment and any amendments hereto on behalf of Clal Industries.

Exhibit 3 Letter Agreement dated July 19, 2006 between PEC and DIC authorizing DIC to file this Amendment and any amendments hereto on behalf of PEC.

Exhibit 4 Letter Agreement dated July 19, 2006 between IDB Development and DIC authorizing DIC to file this Amendment and any amendments hereto on behalf of IDB Development.

Exhibit 5 Letter Agreement dated July 19, 2006 between Badal and DIC authorizing DIC to file this Amendment and any amendments hereto on behalf of Badal.

Exhibit 6 Letter Agreement dated July 19, 2006 between IDB Holding and DIC authorizing DIC to file this Amendment and any amendments hereto on behalf of IDB Holding.

Exhibit 7 Letter Agreement dated July 19, 2006 between Nochi Dankner and DIC authorizing DIC to file this Amendment and any amendments hereto on behalf of Nochi Dankner.

Exhibit 8 Letter Agreement dated July 19, 2006 between Shelly Bergman and DIC authorizing DIC to file this Amendment and any amendments hereto on behalf of Shelly Bergman.

Exhibit 9 Letter Agreement dated July 19, 2006 between Ruth Manor and DIC authorizing DIC to file this Amendment and any amendments hereto on behalf of Ruth Manor.

Exhibit 10 Letter Agreement dated July 19, 2006 between Avraham Livnat and DIC authorizing DIC to file this Amendment and any amendments hereto on behalf of Avraham Livnat.


                              Page 16 of 30 pages

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2006

                    CLAL ELECTRONICS INDUSTRIES LTD.
                    CLAL INDUSTRIES AND INVESTMENTS LTD.
                    PEC ISRAEL ECONOMIC CORPORATION
                    DISCOUNT INVESTMENT CORPORATION LTD.
                    IDB DEVELOPMENT CORPORATION LTD.
                    BADAL SECURITIES LTD.
                    IDB HOLDING CORPORATION LTD.
                    NOCHI DANKNER
                    SHELLY BERGMAN
                    RUTH MANOR
                    AVRAHAM LIVNAT

                    By:  DISCOUNT INVESTMENT CORPORATION LTD.

                                   (signed)
                    By:  ______________________________

                    Michel Dahan and Kurt Keren, authorized signatories of Discount Investment Corporation Ltd., for itself and on behalf of Clal Electronics Industries Ltd., Clal Industries and Investments Ltd., PEC Israel Economic Corporation, IDB Development Corporation Ltd., Badal Securities Ltd., IDB Holding Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat pursuant to agreements annexed as Exhibits 1 through 10 to this Amendment.


                              Page 17 of 30 pages

                                                                      Schedule A

                        Directors and Executive Officers
                                       o f
                        CLAL ELECTRONICS INDUSTRIES LTD.
                              (as of July 11, 2006)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                  Position              Current Principal Occupation
--------------                                  --------              ----------------------------
Avi Fischer                                     Chairman of the       Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    Board of Directors    Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries.

Gil Milner                                      Director &            Vice President & Comptroller of Clal Industries.
3 Azrieli Center, The Triangular Tower 45th     Comptroller
floor, Tel-Aviv 67023, Israel

Gonen Bieber (*) (1)                            Director & Finance    Vice President, Finance of Clal Industries.
3 Azrieli Center, The Triangular Tower 45th     Manager
floor, Tel-Aviv 67023, Israel

Guy Rosen                                       Director              Vice President of Clal Industries.
3 Azrieli Center, The Triangular Tower 45th
floor, Tel-Aviv 67023, Israel

Boaz Simons                                     Director              Vice President of Clal Industries.
3 Azrieli Center, The Triangular Tower 45th
floor, Tel-Aviv 67023, Israel

(*)  Dual citizen of Israel and Germany.

(1)  As of July 11, 2006 Mr. Bieber owned 72 Ordinary Shares.

     ======================================================================

                                                                      Schedule B

                        Directors and Executive Officers
                                       o f
                      CLAL INDUSTRIES AND INVESTMENTS LTD.
                              (as of July 11, 2006)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                  Position              Current Principal Occupation
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Holding; Chairman of IDB Development, DIC and
floor, Tel-Aviv 67023, Israel                                         Clal Industries; Director of companies.

Zehava Dankner                                  Director              Member of the executive committee of the
64 Pinkas Street, Tel Aviv 62157, Israel                              Beautiful Israel Council.

Shay Livnat                                     Director              President of Zoe Holdings Ltd.
26 Shalva Street,
Herzlia Pituach 46705, Israel

Avi Fischer                                     Director & Co-        Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    Chief Executive       Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   Officer               Officer of Clal Industries.


                              Page 18 of 30 pages

Isaac Manor (*)                                 Director              Chairman of companies in the motor vehicle sector
26 Hagderot Street, Savion 56526, Israel                              of the David Lubinski Ltd. group.

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.

Lior Hannes                                     Director              Senior Executive Vice President of IDB
3 Azrieli Center, The Triangular Tower, 44th                          Development; Chairman of Clal Tourism Ltd.
floor, Tel-Aviv 67023, Israel

Refael Bisker                                   Director              Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Adiel Rosenfeld                                 Director              Representative in Israel of the Aktiva group.
42 Ha'Alon Street, Timrat 23840, Israel

Marc Schimmel                                   Director              Chairman & Chief Executive Officer of UKI
13 High field Gardens,                                                Investments.
London NW1 19HD, United Kingdom

Yecheskel Dovrat                                Director              Economical consultant & director of companies.
1 Nachshon Street,
Ramat Hasharon 47301, Israel

Eliahu Cohen                                    Director              Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower 44th
floor, Tel-Aviv 67023, Israel

David Leviatan                                  Director              Director of companies.
18 Mendele Street, Herzelia 46709, Israel

Nachum Langental                                External Director     Director of companies.
19 Nimrover Street,
Givat Shmuel 54019, Israel

Aliza Rotbard                                   External Director     Chief Executive Officer of DOORS Information
6 Rosenblum Street, #6101 Sea & Sun, Tel Aviv                         Systems, Inc.
69583, Israel

Zvi Livnat                                      Co-Chief Executive    Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    Officer               Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries.

Nitsa Einan                                     Vice President and    General Counsel of Clal Industries.
3 Azrieli Center, The Triangular Tower 45th     General Counsel
floor, Tel-Aviv 67023, Israel

Gil Milner                                      Vice President &      Comptroller of Clal Industries.
3 Azrieli Center, The Triangular Tower 45th     Comptroller
floor, Tel-Aviv 67023, Israel

Gonen Bieber (**) (1)                           Vice President,       Vice President, Finance of Clal Industries.
3 Azrieli Center, The Triangular Tower 45th     Finance
floor, Tel-Aviv 67023, Israel

Guy Rosen                                       Vice President        Vice President of Clal Industries.
3 Azrieli Center, The Triangular Tower 45th
floor, Tel-Aviv 67023, Israel


                              Page 19 of 30 pages

Boaz Simons                                     Vice President        Vice President of Clal Industries.
3 Azrieli Center, The Triangular Tower 45th
floor, Tel-Aviv 67023, Israel

Tamar Manor                                     Chief Technology      Chief Technology Officer, Biotechnology of Clal
3 Azrieli Center, The Triangular Tower 45th     Officer,              Industries.
floor, Tel-Aviv 67023, Israel                   Biotechnology

(*)  Dual citizen of Israel and France.

(**) Dual citizen of Israel and Germany.

(1)  As of July 11, 2006 Mr. Bieber owned 72 Ordinary Shares.

     ======================================================================

                                                                      Schedule C

                        Directors and Executive Officers
                                       o f
                         PEC ISRAEL ECONOMIC CORPORATION
                              (as of July 11, 2006)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                  Position              Current Principal Occupation
--------------                                  --------              ----------------------------
Oren Lieder                                     Director & President  Senior Vice  President & Chief  Financial  Officer
3 Azrieli Center, The Triangular Tower 44th                           of DIC.
floor, Tel-Aviv 67023, Israel

Raanan Cohen                                    Director              Vice President of DIC.
3 Azrieli Center, The Triangular Tower 44th
floor, Tel-Aviv 67023, Israel

Michel Dahan                                    Director & Treasurer  Vice President & Comptroller of DIC.
3 Azrieli Center, The Triangular Tower 44th
floor, Tel-Aviv 67023, Israel

     ======================================================================

                                                                      Schedule D

                        Directors and Executive Officers
                                       o f
                      DISCOUNT INVESTMENT CORPORATION LTD.
                              (as of July 11, 2006)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                  Position              Current Principal Occupation
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Holding; Chairman of IDB Development, DIC and
floor, Tel-Aviv 67023, Israel                                         Clal Industries; Director of companies.

Zehava Dankner                                  Director              Member of the executive committee of the
64 Pinkas Street, Tel Aviv 62157, Israel                              Beautiful Israel Council.

Zvi Livnat                                      Director              Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries.


                              Page 20 of 30 pages

Avi Fischer                                     Director              Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries.

Lior Hannes                                     Director              Senior Executive Vice President of IDB
3 Azrieli Center, The Triangular Tower, 44th                          Development; Chairman of Clal Tourism Ltd.
floor, Tel-Aviv 67023, Israel

Refael Bisker                                   Director              Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Director of UKI Investments.
17 High field Gardens,
London W11 9HD, United Kingdom

Shaul Ben-Zeev                                  Director              Chief Executive Officer of Avraham Livnat Ltd.
Taavura Junction, Ramle 72102, Israel

Eliahu Cohen                                    Director              Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Gideon Lahav                                    Director              Director of companies.
124 Ehad Ha-Am Street,
Tel-Aviv 65208, Israel

Moshe Arad                                      External Director     Director of companies.
14 Shay Agnon Street,
Jerusalem 92586, Israel

Gideon Dover                                    External Director     Chief Executive Officer and director of Dover
11 Hamaalot Street, Herzlia B 46583, Israel                           Medical and Scientific Equipment Ltd.

Isaac Manor (*)                                 Director              Chairman of companies in the motor vehicle sector
26 Hagderot Street, Savion 56526, Israel                              of the David Lubinski Ltd. group.

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.

Adiel Rosenfeld                                 Director              Representative in Israel of the Aktiva group.
42 Ha'Alon Street, Timrat 23840, Israel

Ami Erel                                        President and Chief   President and Chief Executive Officer of DIC.
3 Azrieli Center, The Triangular Tower, 44th    Executive Officer
floor, Tel-Aviv 67023, Israel

Oren Lieder                                     Senior Vice           Senior Vice President and Chief Financial Officer
3 Azrieli Center, The Triangular Tower, 44th    President and Chief   of DIC.
floor, Tel-Aviv 67023, Israel                   Financial Officer

Raanan Cohen                                    Vice President        Vice President of DIC.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Ari Bronshtein                                  Vice President        Vice President of DIC.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel


                              Page 21 of 30 pages

Michel Dahan                                    Vice President and    Vice President and Comptroller of DIC.
3 Azrieli Center, The Triangular Tower, 44th    Comptroller
floor, Tel-Aviv 67023, Israel

(*)  Dual citizen of Israel and France

     ======================================================================

                                                                      Schedule E

                        Directors and Executive Officers
                                       o f
                        IDB DEVELOPMENT CORPORATION LTD.
                              (as of July 11, 2006)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                  Position              Current Principal Occupation
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Holding; Chairman of IDB Development, DIC and Clal
floor, Tel-Aviv 67023, Israel                                         Industries; Director of companies.

Zehava Dankner                                  Director              Member of the executive committee of the Beautiful
64 Pinkas Street, Tel Aviv 62157, Israel                              Israel Council.

Avi Fischer                                     Deputy Chairman of    Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    the Board of          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   Directors             Officer of Clal Industries.

Zvi Livnat                                      Deputy Chairman of    Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    the Board of          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   Directors             Officer of Clal Industries.

Refael Bisker                                   Director              Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Director of UKI Investments.
17 High field Gardens,
London W11 9HD, United Kingdom

Shay Livnat                                     Director              President of Zoe Holdings Ltd.
26 Shalva Street,
Herzlia Pituach 46705, Israel

Eliahu Cohen                                    Director and Chief    Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower 44th     Executive Officer
floor, Tel-Aviv 67023, Israel

Isaac Manor (*)                                 Director              Chairman of companies in the motor vehicle sector
26 Hagderot Street, Savion 56526, Israel                              of the David Lubinski Ltd. group.

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.

Abraham Ben Joseph                              Director              Director of companies.
87 Haim Levanon Street,
Tel-Aviv 69345, Israel


                              Page 22 of 30 pages

Amos Malka                                      External Director     Chairman of Albar Mimunit Services Ltd.
18 Nahal Soreq Street, Modi'in 71700, Israel

Rami (Avraham) Mardor                           External Director     Director of companies.
33 Haoranim Street,
Kfar Shmariyahu 46910, Israel

Irit Izakson                                    Director              Director of companies.
15 Great Matityahou Cohen Street,
Tel-Aviv 62268, Israel

Lior Hannes                                     Senior Executive      Senior Executive Vice President of IDB
3 Azrieli Center, The Triangular Tower, 44th    Vice President        Development; Chairman of Clal Tourism Ltd.
floor, Tel-Aviv 67023, Israel

Dr. Eyal Solganik                               Executive Vice        Executive Vice President and Chief Financial
3 Azrieli Center, The Triangular Tower, 44th    President and Chief   Officer of IDB Development; Chief Financial
floor, Tel-Aviv 67023, Israel                   Financial Officer     Officer of IDB Holding.

Ari Raved                                       Vice President        Vice President of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Haim Gavrieli                                   Vice President        Vice President of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Haim Tabouch                                    Vice President and    Vice President and Comptroller of IDB Development;
3 Azrieli Center, The Triangular Tower, 44th    Comptroller           Comptroller of IDB Holding.
floor, Tel-Aviv 67023, Israel

Ruti Sapan                                      Vice President,       Vice President, Management Resources of IDB
3 Azrieli Center, The Triangular Tower, 44th    Management Resources  Development.
floor, Tel-Aviv 67023, Israel

(*)  Dual citizen of Israel and France.

     ======================================================================

                                                                      Schedule F

                        Directors and Executive Officers
                                       o f
                              BADAL SECURITIES LTD.
                              (as of July 11, 2006)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                  Position              Current Principal Occupation
--------------                                  --------              ----------------------------
Arthur Caplan (*)                               Director              Director of Companies.
3 Azrieli Center, The Triangular Tower 44th
floor, Tel-Aviv 67023, Israel

Haim Tabouch                                    Director &            Vice President & Comptroller of IDB Development;
3 Azrieli Center, The Triangular Tower 44th     Comptroller           Comptroller of IDB Holding.
floor, Tel-Aviv 67023, Israel

*    Dual citizen of Israel and Great Britain.

     ======================================================================

                              Page 23 of 30 pages

                                                                      Schedule G

                        Directors and Executive Officers
                                       o f
                          IDB HOLDING CORPORATION LTD.
                              (as of July 11, 2006)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                  Position              Current Principal Occupation
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Holding; Chairman of IDB Development, DIC and
floor, Tel-Aviv 67023, Israel                   and Chief Executive   Clal Industries; Director of companies.
                                                Officer

Isaac Manor (*)                                 Deputy Chairman of    Chairman of companies in the motor vehicle sector
26 Hagderot Street, Savion 56526, Israel        the Board of          of the David Lubinski Ltd. group.
                                                Directors

Arie Mientkavich                                Vice Chairman of      Deputy Chairman of Gazit-Globe Ltd.; Director of
14 Betzalel Street,                             the Board of          Gazit-Globe Israel (Development) Ltd.
Jerusalem 94591, Israel                         Directors

Zehava Dankner                                  Director              Member of the executive committee of the
64 Pinkas Street, Tel Aviv 62157, Israel                              Beautiful Israel Council.

Lior Hannes                                     Director              Senior Executive Vice President of IDB
3 Azrieli Center, The Triangular Tower, 44th                          Development; Chairman of Clal Tourism Ltd.
floor, Tel-Aviv 67023, Israel

Refael Bisker                                   Director              Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Director of UKI Investments.
17 High field Gardens,
London W11 9HD, United Kingdom

Shaul Ben-Zeev                                  Director              Chief Executive Officer of Avraham Livnat Ltd.
Taavura Junction, Ramle 72102, Israel

Eliahu Cohen                                    Director              Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.

Meir Rosenne                                    Director              Attorney.
8 Oppenheimer Street, Ramat Aviv,
Tel Aviv 69395, Israel

Shmuel Lachman                                  External Director     Information technology consultant
9A Khilat Jatomir Street,
Tel Aviv 69405, Israel

Zvi Livnat                                      Director and          Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    Executive Vice        Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   President             Officer of Clal Industries.


                              Page 24 of 30 pages

Avi Fischer                                     Executive Vice        Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    President             Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries.

Dr. Eyal Solganik                               Chief Financial       Chief Financial Officer of IDB Holding; Executive
3 Azrieli Center, The Triangular Tower, 44th    Officer               Vice President and Chief Financial Officer of IDB
floor, Tel-Aviv 67023, Israel                                         Development.

Haim Tabouch                                    Comptroller           Comptroller of IDB Holding; Vice President and
3 Azrieli Center, The Triangular Tower, 44th                          Comptroller of IDB Development.
floor, Tel-Aviv 67023, Israel

(*)  Dual citizen of Israel and France.

     ======================================================================


                              Page 25 of 30 pages

                                                                       Exhibit 1

                                                                   July 19, 2006

Discount Investment Corporation Ltd.
The Triangular Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

     Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Discount Investment Corporation Ltd. ("DIC") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of ECtel Ltd. purchased, owned or sold from time to time by the undersigned.

     DIC is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                        Very truly yours,

                                                             (signed)
                                                Clal Electronics Industries Ltd.

A g r e e d:

         (signed)
Discount Investment Corporation Ltd.

     ======================================================================

                                                                       Exhibit 2

                                                                   July 19, 2006

Discount Investment Corporation Ltd.
The Triangular Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

     Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Discount Investment Corporation Ltd. ("DIC") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of ECtel Ltd. purchased, owned or sold from time to time by the undersigned.

     DIC is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                        Very truly yours,

                                                            (signed)
                                            Clal Industries and Investments Ltd.

A g r e e d:

         (signed)
Discount Investment Corporation Ltd.

     ======================================================================


                              Page 26 of 30 pages

                                                                       Exhibit 3

                                                                   July 19, 2006

Discount Investment Corporation Ltd.
The Triangular Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

     Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Discount Investment Corporation Ltd. ("DIC") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of ECtel Ltd. purchased, owned or sold from time to time by the undersigned.

     DIC is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                       Very truly yours,

                                                           (signed)
                                                PEC Israel Economic Corporation

A g r e e d:

         (signed)
Discount Investment Corporation Ltd.

     ======================================================================

                                                                       Exhibit 4

                                                                   July 19, 2006

Discount Investment Corporation Ltd.
The Triangular Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

     Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Discount Investment Corporation Ltd. ("DIC") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of ECtel Ltd. purchased, owned or sold from time to time by the undersigned.

     DIC is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                        Very truly yours,

                                                            (signed)
                                                IDB Development Corporation Ltd.

A g r e e d:

         (signed)
Discount Investment Corporation Ltd.

     ======================================================================


                              Page 27 of 30 pages

                                                                       Exhibit 5

                                                                   July 19, 2006

Discount Investment Corporation Ltd.
The Triangular Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

     Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Discount Investment Corporation Ltd. ("DIC") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of ECtel Ltd. purchased, owned or sold from time to time by the undersigned.

     DIC is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                            Very truly yours,

                                                                 (signed)
                                                           Badal Securities Ltd.

A g r e e d:

         (signed)
Discount Investment Corporation Ltd.

     ======================================================================

                                                                       Exhibit 6

                                                                   July 19, 2006

Discount Investment Corporation Ltd.
The Triangular Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

     Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Discount Investment Corporation Ltd. ("DIC") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of ECtel Ltd. purchased, owned or sold from time to time by the undersigned.

     DIC is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                         Very truly yours,

                                                              (signed)
                                                    IDB Holding Corporation Ltd.

A g r e e d:

         (signed)
Discount Investment Corporation Ltd.

     ======================================================================


                              Page 28 of 30 pages

                                                                       Exhibit 7

                                                                   July 19, 2006

Discount Investment Corporation Ltd.
The Triangular Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

     Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Discount Investment Corporation Ltd. ("DIC") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of ECtel Ltd. purchased, owned or sold from time to time by the undersigned.

     DIC is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                               Very truly yours,

                                                                   (signed)
                                                                 Nochi Dankner

A g r e e d:

         (signed)
Discount Investment Corporation Ltd.

     ======================================================================

                                                                       Exhibit 8

                                                                   July 19, 2006

Discount Investment Corporation Ltd.
The Triangular Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

     Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Discount Investment Corporation Ltd. ("DIC") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of ECtel Ltd. purchased, owned or sold from time to time by the undersigned.

     DIC is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                              Very truly yours,

                                                                  (signed)
                                                               Shelly Bergman

A g r e e d:

         (signed)
Discount Investment Corporation Ltd.

     ======================================================================


                              Page 29 of 30 pages

                                                                       Exhibit 9

                                                                   July 19, 2006

Discount Investment Corporation Ltd.
The Triangular Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

     Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Discount Investment Corporation Ltd. ("DIC") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of ECtel Ltd. purchased, owned or sold from time to time by the undersigned.

     DIC is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                               Very truly yours,

                                                                   (signed)
                                                                  Ruth Manor

A g r e e d:

         (signed)
Discount Investment Corporation Ltd.

     ======================================================================

                                                                      Exhibit 10

                                                                   July 19, 2006

Discount Investment Corporation Ltd.
The Triangular Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, 67023
Israel

Gentlemen,

     Pursuant to rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that Discount Investment Corporation Ltd. ("DIC") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of ECtel Ltd. purchased, owned or sold from time to time by the undersigned.

     DIC is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                               Very truly yours,

                                                                   (signed)
                                                                Avraham Livnat

A g r e e d:

         (signed)
Discount Investment Corporation Ltd.